Stephen R. Drake
Tel: 312.499.1423
Fax: 312.845.1998
sdrake@ebglaw.com


                                  June 2, 2005


VIA EDGAR

Jeffery P. Riedler

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C.  20549-0306


      Re: Medical Discoveries, Inc.
          Amendment No. 2 to Form SB-2 Registration
          Statement
          File No. 333-121635

Dear Mr. Riedler:

      We are writing on behalf of our client, Medical Discoveries, Inc. (the "Company"), in response to the letter of comments from the United States Securities and Exchange Commission (the "Commission") to the Company, dated January 21, 2005, with respect to the Company's Amendment No. 1 to Form SB-2, File No. 333-121635 (the "Registration Statement"). The Company is filing concurrently herewith via EDGAR a second amendment to the Registration Statement in response to the letter of comments. The numbered paragraphs below restate the numbered paragraphs in the Commission's letter of comments to the Company, and the discussion set out below each such paragraph is the Company's response to the Commission's comment.

REGISTRATION FEE TABLE

   1. FOOTNOTE 1 TO THE PROSPECTUS SUMMARY INDICATES THAT THE NUMBER OF SHARES BEING REGISTERED INCLUDES A NUMBER OF SHARES ISSUABLE UPON CONVERSION OF A "CONTINGENT ISSUANCE OF SERIES A CONVERTIBLE PREFERRED STOCK." WE UNDERSTAND THAT 60,000,000 OF THE 113,511,158 SHARES BEING REGISTERED ARE ALLOCATED TO SHARES UNDERLYING THIS CONTINGENT ISSUANCE OF STOCK. YOU ALSO STATE THAT THE SALE OF THE
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Jeffery P. Riedler
June 2, 2005
Page 2

         PREFERRED STOCK IS CONTINGENT ON YOU ENTERING INTO AND CLOSING A DEFINITIVE AGREEMENT TO PURCHASE "CERTAIN ASSETS IN A PROPOSED, ACQUISITION, THE DETAILS OF WHICH HAVE NOT YET BEEN DISCLOSED AND REGARDING WHICH NO DEFINITIVE AGREEMENT IS YET EXECUTED." PLEASE PROVIDE US WITH YOUR ANALYSIS EXPLAINING WHY REGISTRATION OF THESE SHARES IS APPROPRIATE AT THE PRESENT TIME. ALSO, PLEASE FILE THE SUBSCRIPTION AND/OR PURCHASE AGREEMENTS FOR ALL OF THE SHARES BEING REGISTERED, AS EXHIBITS TO THIS REGISTRATION STATEMENT. THE MATERIAL TERMS OF THESE AGREEMENTS SHOULD BE DISCLOSED AND DISCUSSED AT AN APPROPRIATE PLACE IN THE PROSPECTUS.

         Since December 30, 2004, when Amendment No. 1 was filed, the definitive agreement to purchase assets was entered into and completed. As a result, the contingency in the subscription agreement was satisfied and the Series A convertible preferred stock was sold and issued. Thus, the shares being registered are no longer subject to a contingent issuance of Series A convertible preferred stock and the prospectus has been revised accordingly. In addition, the applicable subscription agreements have been filed as exhibits to the amended registration statement, and the sales are described in "Description of Business-Recent Developments".

PROSPECTUS COVER PAGE

   2. PLEASE LIMIT THE DISCLOSURE ON YOUR COVER PAGE TO THE INFORMATION SPECIFIED IN ITEM 501 (A) OF REGULATION S-B, FOR EXAMPLE, PLEASE REPLACE THE FIRST PARAGRAPH WITH A SENTENCE INDICATING THAT YOU ARE REGISTERING _____ SHARES FOR RESALE BY THE SELLING SHAREHOLDERS IDENTIFIED ON PAGE _________ OF THE PROSPECTUS. NONE OF THE REMAINING INFORMATION IN THAT PARAGRAPH IS INFORMATION SPECIFIED IN ITEM 501(A).

         The prospectus has been revised in response to the Staff's comment.

   3. PLEASE ELIMINATE YOUR ADDRESS AND PHONE NUMBER ON THE COVER PAGE. WHERE YOU INCLUDE THEM UNDER THE CAPTION "OUR COMPANY" IN THE PROSPECTUS SUMMARY, PLEASE ALSO INCLUDE YOUR WEB ADDRESS.

         The prospectus has been revised in response to the Staff's comment.

TABLE OF CONTENTS PAGE

   4. PLEASE DELETE THE LAST SENTENCE OF THE PARAGRAPH BELOW THE TABLE OF CONTENTS AS THERE IS NO INFORMATION INCORPORATED BY REFERENCE IN A FORM SB-2 REGISTRATION STATEMENT.

         The prospectus has been revised in response to the Staff's comment.
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Jeffery P. Riedler
June 2, 2005
Page 3

SUMMARY

   5. IN A NUMBER OF PLACES IN YOUR DOCUMENT YOU HAVE USED TECHNICAL LANGUAGE OR JARGON THAT IS NOT LIKELY TO BE UNDERSTOOD BY YOUR READERS. PLEASE REPLACE THEM WITH A "PLAIN ENGLISH" TERM. IF YOU CANNOT CONVEY THE MEANING WITHOUT THEM, PLEASE EXPLAIN WHAT THE TERM MEANS AT THE FIRST PLACE THEY APPEAR. HERE ARE SOME EXAMPLES OF THE TYPE OF LANGUAGE THAT YOU SHOULD EITHER REPLACE OR EXPLAIN.

                  o        PATENTED ANTI-INFECTIVE TECHNOLOGY

                  o        ELECTROLYZED SOLUTION OF FREE RADICALS

                  o        CELL-BASED ASSAYS

                  o ANTI-INFECTIVE THERAPEUTIC PRODUCT FOR IN-VITRO AND IN-VIVO APPLICATIONS

         We have taken the Staff's comment into account and have revised the prospectus to eliminate or explain as much technical language as possible while ensuring the disclosures are as complete and scientifically accurate as possible.

RISK FACTORS - PAGE 2

   6. IN YOUR RISK FACTORS, AND OTHER PLACES IN YOUR DOCUMENT, YOU USE PHRASES SUCH AS "WE CAN GIVE YOU NO ASSURANCE THAT" AND "THERE CAN BE NO ASSURANCE THAT" VARIOUS THINGS WILL OR WILL NOT HAPPEN. THIS LANGUAGE IS LEGALISTIC AND REDUNDANT. PLEASE DELETE THESE AND SIMILAR PHRASES AND INSTEAD, BE SURE THAT YOU HAVE ADEQUATELY EXPLAINED WHY YOU CANNOT, ASSURE THESE THINGS.

         The prospectus has been revised in response to the Staff's comment.

OUR OPERATIONS ARE AND WILL BE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, - PAGE 4


   7. THE INFORMATION YOU INCLUDED IN THIS RISK FACTOR, WHICH CONTINUES OVER THREE PAGES, IS TOO DETAILED FOR RISK FACTOR DISCLOSURE. PLEASE REVISE IT TO INCLUDE A DESCRIPTION OF THE RISK AND ITS CONSEQUENCES AND ENOUGH ADDITIONAL INFORMATION TO PUT THE RISK INTO CONTEXT. IF YOU ARE DISCUSSING MULTIPLE RISKS UNDER ONE HEADING, BREAK THEM OUT INTO SEPARATE RISK FACTORS. THE REMAINDER OF THE INFORMATION SHOULD BE DISCLOSED IN THE BUSINESS SECTION OF THE DOCUMENT.

         The prospectus has been revised in response to the Staff's comment.

Jeffery P. Riedler
June 2, 2005
Page 4

   8. CURRENTLY, THE LAST SENTENCE OF THE RISK FACTOR STATES THAT YOU HAVE NOT COMPLETED ALL TESTING NECESSARY TO PREPARE AND SUBMIT AN IND TO THE FDA, AND THAT YOU DO NOT HAVE THE FINANCIAL RESOURCES NECESSARY TO DO SO. HOWEVER, ON THE FIRST PAGE OF THE SUMMARY, YOU STATE THAT YOU FILED AN IND WITH THE FDA ON NOVEMBER 1, 2004 AND THAT YOU EXPECT TO FILE A SECOND ONE IN EARLY 2005, PLEASE RECONCILE THESE INCONSISTENCIES.

         The prospectus has been revised in response to the Staff's comment.

OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATELY PROTECTED. - PAGE 7

   9. PLEASE BE MORE SPECIFIC ABOUT WHAT YOUR PATENTS COVER. FOR EXAMPLE, DO THEY COVER THE SUBSTANCE OF MDI-P, OR DO THEY COVER SPECIFIC USES OF THAT SUBSTANCE? WHAT IS THE DURATION OF YOUR PATENTS? HOW MANY DO YOU HAVE? CURRENTLY, THE INFORMATION IN YOUR RISK FACTOR IS TOO GENERIC AND AMBIGUOUS TO BE MEANINGFUL TO AN INVESTOR. ALSO, WHAT DO YOU MEAN WHEN YOU SAY THAT YOUR TECHNOLOGY "IS NOT NECESSARILY NOVEL?" DO YOU HAVE THE FUNDS TO PROSECUTE PATENT INFRINGEMENTS? ARE YOU AWARE OF ANY INFRINGEMENTS? YOU NEED TO EXPAND THE RISK FACTOR TO PROVIDE ENOUGH FACTS FOR AN INVESTOR TO ANALYZE THE RISK.

         The prospectus has been revised in response to the Staff's request for more specific information about the Company's patents.

WE FACE SIGNIFICANT PRODUCT LIABILITY, - PAGE 8

   10. PLEASE REVISE THE RISK FACTOR TO CLEARLY INDICATE WHETHER YOU CURRENTLY HAVE LIABILITY INSURANCE. IF YOU DO, PLEASE DISCLOSE THE AMOUNT AND EXTENT OF THE COVERAGE. IF YOU DON'T, PLEASE DISCLOSE WHETHER YOU HAVE ADEQUATE FUNDS TO OBTAIN COVERAGE, WHETHER YOU HAVE BEEN DENIED COVERAGE, AND THE CONSEQUENCES FOR THE CLINICAL TRIALS YOU ARE BEGINNING.

         The prospectus has been revised in response to the Staff's comment.

SELLING SECURITY HOLDERS - PAGE 10

   11. PLEASE REVISE TO INCLUDE THE IDENTITIES OF THE NATURAL PERSONS HAVING BENEFICIAL OWNERSHIP OF THE SECURITIES REGISTERED FOR SALE. ALSO, TELL US WHETHER ANY OF THEM ARE BROKER/DEALERS OR ARE AFFILIATED WITH BROKER/DEALERS.

Jeffery P. Riedler
June 2, 2005
Page 5

         The prospectus has been revised in response to the Staff's comment.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - PAGE 14

   12. PLEASE EXPAND THE INFORMATION REGARDING MR. ANDERSON TO MORE SPECIFICALLY HIS BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS.

         The prospectus has been revised in response to the Staff's comment.

   13. PLEASE PROVIDE FACTUAL SUPPORT FOR THE CLAIM MADE IN THE FIFTH SENTENCE OF THE DESCRIPTION OF DR. DEZUBE'S EXPERIENCE. IN THE ALTERNATIVE, IT SHOULD BE DELETED.

         The prospectus has been revised in response to the Staff's comment.

   14. PLEASE PROVIDE FACTUAL SUPPORT FOR THE CLAIM MADE IN THE SECOND SENTENCE OF THE DESCRIPTION OF DR. MASTICO'S EXPERIENCE. IN THE ALTERNATIVE, IT SHOULD BE DELETED.

         The prospectus has been revised in response to the Staff's comment.

   15. IN THE LAST SENTENCE OF DR. PALMER'S DESCRIPTION, PLEASE EXPLAIN WHAT AN "NDEA TITLE IV FELLOW" IS.

         We deleted this reference in response to the Staff's comment as the reference did not add any substantive information to the Company's disclosure.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT - PAGE 16

   16. IF YOUR OUTSTANDING PREFERRED STOCK IS CURRENTLY CONVERTIBLE, OR WILL BECOME CONVERTIBLE WITHIN THE NEXT 60 DAYS, PLEASE PROVIDE OWNERSHIP INFORMATION FOR IT IN THE TABLE ON AN "AS CONVERTED" BASIS. PLEASE REVISE OR ADVISE AS APPROPRIATE.

         The prospectus has been revised in response to the Staff's comment.

PREFERRED STOCK - PAGE 17

   17. YOU STATE THAT THE SERIES A PREFERRED STOCK HAS A DIVIDEND PREFERENCE BUT DO NOT DESCRIBE IT. USUALLY PREFERRED SHAREHOLDERS ACQUIRE A DIVIDEND PREFERENCE BECAUSE THEY ARE DESIGNATED THE PAYMENT OF A DIVIDEND WHICH MUST BE PAID PRIOR TO THE PAYMENT OF DIVIDENDS ON COMMONS SHARES. PLEASE REVISE TO DISCLOSE THE SPECIFIC DIVIDEND PREFERENCE. SIMILARLY, YOU STATE THAT THE PREFERRED SHAREHOLDERS ARE ENTITLED TO A RETURN OF THEIR ORIGINAL INVESTMENT UPON
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Jeffery P. Riedler
June 2, 2005
Page 6

         DISSOLUTION OF THE REGISTRANT. PLEASE QUANTIFY WHAT HOLDERS OF OUTSTANDING SHARES OF PREFERRED STOCK ARE ENTITLED TO UPON DISSOLUTION OF THE COMPANY.

         The prospectus has been revised in response to the Staff's comment.

RELATED PARTY TRANSACTIONS, - PAGE 19

   18. YOU STATE THAT THE REGISTRANT HAS ACCRUED A TOTAL OF $879,136 PAYABLE TO MS. ROBINETT FOR SERVICES RENDERED AND EXPENSES ACCRUED ON BEHALF OF THE COMPANY. IT IS NOT CLEAR AS TO WHETHER THESE AMOUNTS INCLUDE THE ACCRUED AND UNPAID SALARY REFERRED TO IN THE EXECUTIVE COMPENSATION TABLE OR ARE IN ADDITION TO IT. PLEASE PROVIDE ADDITIONAL DISCLOSURE. ALSO, ON PAGE 21 UNDER THE CAPTION ENTITLED "EMPLOYEES", YOU STATE THAT THE REGISTRANT HAS NO EMPLOYEES AND THAT MS. ROBINETT IS AN INDEPENDENT CONTRACTOR. THIS SUGGESTS THAT MS. ROBINETT DOES NOT RECEIVE A SALARY. PLEASE RECONCILE THE DISCLOSURE IN ALL THREE OF THESE SECTIONS OF THE PROSPECTUS.

         The prospectus has been revised in response to the Staff's comment.

   19. PLEASE BREAK OUT THE AMOUNTS ACCRUED FOR SERVICES RENDERED AND FOR EXPENSES ACCRUED SEPARATELY. ALSO, IDENTIFY THE NATURE OF THE SERVICES AND EXPENSES AND DISCLOSE THE PERIOD OF TIME OVER WHICH THEY WERE RENDERED OR ACCRUED, RESPECTIVELY.

         All of the amounts accrued are solely for services rendered. The prospectus has been revised accordingly.

   20. FILE THE AGREEMENT(S) REGARDING THE COMPENSATION OF MS. ROBINETT BY THE COMPANY AS EXHIBIT(S) TO THE REGISTRATION STATEMENT AND DESCRIBE THE TERMS WHEREBY SHE IS COMPENSATED FOR SERVICES RENDERED AND EXPENSES ACCRUED. IF THERE ARE NO WRITTEN AGREEMENTS DESCRIBE THE TERMS OF ANY ORAL AGREEMENTS BETWEEN THE REGISTRANT AND MS. ROBINETT.

         The registration statement has been revised in response to the Staff's comments.

DESCRIPTION OF BUSINESS - PAGE 19

   21. PLEASE INCLUDE A DISCUSSION OF THE SOURCES AND AVAILABILITY OF RAW MATERIALS NEEDED TO MAKE YOUR PRODUCT, AND THE NAMES OF YOUR PRINCIPAL SUPPLIERS.

         The components of both MDI-P and SaveCream are readily available from a number of sources. MDI-P requires only pure water, lab grade salt and electricity for its

Jeffery P. Riedler
June 2, 2005
Page 7

         production, while the main component of the active ingredient in SaveCream is a by-product of the wood processing industry, available in mass quantities. As the Company's products are not currently in the manufacturing stage, no significant arrangements have been made to procure these materials from a specific source. The prospectus has been revised to indicate that these materials are readily available and that we do not anticipate materials acquisition difficulties or supplier identification or relations problems.

   22. PLEASE PROVIDE SUPPORT FOR THE STATEMENT IN THE THIRD PARAGRAPH OF THIS SECTION WHERE YOU INDICATE THAT YOU BELIEVE YOU HAVE SUFFICIENT CAPITAL TO COMPLETE PHASE I OF YOUR CYSTIC FIBROSIS TRIALS.

         The prospectus has been revised in response to the Staff's comment.

   23. PLEASE EXPAND THE DISCUSSION OF YOUR PATENTS ON PAGE 20 TO INCLUDE SUCH INFORMATION AS THE DURATION OF THE PATENTS AND WHETHER THEY ARE USE PATENTS FOR A PREVIOUSLY PATENTED SUBSTANCE, OR A PATENT FOR THE SUBSTANCE. YOU ALSO NEED TO DISCUSS THEIR ADEQUACY FOR PROTECTING YOUR PROPOSED INDICATIONS FOR USE.

         The prospectus has been revised in response to the Staff's comment.

EXECUTIVE COMPENSATION - PAGE 26

   24. PLEASE UPDATE THE INFORMATION THROUGH THE FISCAL YEAR ENDED DECEMBER 31, 2004.

         The prospectus has been revised in response to the Staff's comment.

FINANCIAL STATEMENTS - DECEMBER 31, 2003

INDEPENDENT AUDITORS' REPORT, PAGE F-2

   25. WE NOTE THAT YOU MAKE REFERENCE TO THE PREDECESSOR AUDITOR FOR THEIR WORK PERFORMED FROM INCEPTION (NOVEMBER 20, 1991) THROUGH DECEMBER 31, 1999. IF IT IS YOUR PREFERENCE TO CONTINUE TO MAKE SUCH REFERENCE, PLEASE PROVIDE THEIR AUDIT REPORT AND RELATED CONSENT. REFER TO RULE 2-05 OF REGULATION S-X.

         The prospectus has been revised in response to the Staff's comment.

Jeffery P. Riedler
June 2, 2005
Page 8

CONSOLIDATED STATEMENTS OF OPERATIONS, F-4

   26. PLEASE RECLASSIFY ALL FORGIVEN DEBT THAT HAS BEEN UNDER EXTRAORDINARY ITEM SINCE INCEPTION TO OTHER INCOME IN ACCORDANCE WITH PARAGRAPH 10 OF SAFS 145.

         The prospectus has been revised in response to the Staff's comment.

NOTES TO FINANCIAL STATEMENTS, PAGE F-8

NOTE A - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8
OTHER INCOME, PAGE F-1Q

   27. PLEASE TELL US THE AMOUNT OF AND CLARIFY FOR US FORGIVEN DEBT FOR THOSE LIABILITIES THAT WERE "UNCOLLECTIBLE BY THE CREDITOR FOR A VARIETY OF REASONS" AS TO HOW YOU WERE LEGALLY RELEASED BY THE CREDITORS WHICH IS REQUIRED BY PARAGRAPH 16 OF FAS 14Q BEFORE A LIABILITY CAN BE CONSIDERED EXTINGUISHED. FURTHER, PLEASE SEPARATELY QUANTIFY FOR US THE AMOUNTS THAT RELATE TO FORGIVEN DEBT THAT WAS "INACCURATELY BOOKED" AND TELL US HOW YOU DETERMINED THE ADJUSTMENT FOR THESE LIABILITIES WAS NOT A CORRECTION OF ERROR THAT REQUIRES RESTATEMENT OF PRIOR FINANCIAL STATEMENTS.

         The "inaccurately booked" statement referred to an amount of $219,000 that at one time had been owing to an individual but which was subsequently released by that individual. The only potential inaccuracy may have been in keeping the amount on the books after the date of the release. The remaining amount of $319,828 was deemed extinguished pursuant to FAS140 because the associated liabilities had been extinguished by the running of the applicable statutes of limitation without action by the creditors.

NOTE G - STOCK PURCHASE WARRANTS, PAGE F-13

   28. WE NOTE THAT THERE WAS A CHANGE IN THE TERMS OF CERTAIN WARRANTS OUTSTANDING. PLEASE INCLUDE A DISCUSSION OF THE ACCOUNTING CONSEQUENCES OF THIS CHANGE AND WHEN IT OCCURRED. SUPPLEMENTALLY, TELL US THE ACCOUNTING LITERATURE SUPPORTING YOUR TREATMENT.

         The prospectus has been revised in response to the Staff's comment.

SIGNATURES

   29. PLEASE IDENTIFY AND PROVIDE THE SIGNATURE OF THE CONTROLLER OR CHIEF ACCOUNTING

Jeffery P. Riedler
June 2, 2005
Page 9

         OFFICER.

         Section 302 of the Sarbanes-Oxley Act of 2002, codified at 15 U.S.C.
         Section 7241, provides that the certification of financial reports provided by the Act may be required of "the principal executive officer or officers and the principal financial officer or officers, OR PERSONS PERFORMING SIMILAR FUNCTIONS." Section 906 of the Act, codified at 18 U.S.C. Section 1350 similarly provides that financial statements submitted to the United States Securities and Exchange Commission "shall be accompanied by a written statement by the chief executive officer and chief financial officer (OR EQUIVALENT THEREOF) of the issuer."

         The Company does not have an executive officer serving in the capacity of financial officer, nor is it required to have such an officer by the laws of the state of Utah under which it is incorporated. As President and Chief Executive Officer of the Company, Judy M. Robinett is the only executive officer serving in the accounting function; thus, she signed the registration statement in her dual capacities as the chief executive officer and the person performing the function of the principal financial officer. The other employee of the Company who serves as the controller is not a corporate officer. We do not read the Act to require the certification of the registration statement by a non-officer such as the controller and believe that Ms. Robinett's certifications are sufficient to meet the Company's certification obligations under the Act.

                                          Very truly yours,

                                          /s/ Stephen R. Drake
                                          --------------------
                                          Stephen R. Drake

SRD:yp
cc:   Judy M. Robinett